

INVEST IN **PACKAGE, INC.**

The Future of Luggage Tracking & Travel Security.

package.inc San Francisco CA Technology Retail Travel & Tourism

Featured Investors

Investors include

Michael Waldman | Tusk Venture Partners | BoxiDesign | Voler Systems | Studio Red | NeuVativ | Hello Marketing | The Launchpad Agency | Wilson Sonsini Goodrich and Rosati | FAI Patents



Michael Waldman

Syndicate Lead

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2 followers

What excites me about Package, Inc. is that they are solving a problem that many of us face on a regular basis, whether you are traveling for business or pleasure, no one wants to spend time tracking down misplaced luggage, replacing clothes and belongings after a flight or haggling with airlines to get reimbursed for permanently lost or stolen luggage.

While existing products are limited to basic consumer location trackers with little or no real-time security, Package, Inc. is building a comprehensive enterprise and consumer product portfolio with LuggageCam that offers a real-time baggage tracking, security and insurance solution for both airlines and passengers.

Having owned and managed companies in the real-estate and transportation space including a rental car company, I understand the

value of real-time tracking, security and insurance.

By packaging luggage insurance with real-time luggage tracking and security products and services, Package, Inc. is pioneering usage-based insurance for the airline and travel industry and with additional product portfolios being built for the bike and motorcycle and the shipping and logistics industries, the market opportunity is huge.

The scope of what Bryan and the Package, Inc. team are building is truly extraordinary. It is with great pleasure that I have been able to support their journey and be a part of their investment team and I am excited to help them bring this opportunity to the community.

Invested $25,000 this round & $150,000 previously

Highlights

1. Package Inc. is solving one of the largest pain points of travel – lost & stolen luggage.
2. Advanced real-time luggage logistics, tracking and security system for travelers and airlines.
3. A baggage Insurance service that offers end-to-end security monitoring & insurance coverage.
4. Building the future of shipping, transportation & travel security w/ an expansive product ecosystem.

5 $500M+ projected annual revenue sharing opportunity with airlines and airports (not guaranteed).

6 All-star team & corporate partners such as Voler Systems, Studio Red, WSGR & Tusk Venture Partners.

7 Rapidly growing international IP portfolio with 1 issued, 6 pending and 25 patents in preparation.

8 Offering InvestCard, a groundbreaking new credit card and public investment platform.

Our Team



Bryan Davis CEO

Commanding executive and seasoned entrepreneur, with deep knowledge in strategic partnerships, innovation & product development Pioneered 3 successful startups, co-authored over 50 issued patents



James Fisher Chief Product Designer

Award-winning product designer and intellectual property developer with over 20 years of experience, bringing ideas to launch Successful projects for Disney, Cisco Systems, and KLM-Air France



David Cater UI & Systems Designer

Award-winning Sr Creative Director with over 25 years of experience in delivering global UX & UI systems Worked for SunPower Energy, Talend Data Integration, Euclid Analytics and Astra Zeneca



Chris Pimentel Global Logistics & Security



Global risk management & business development leader, leveraging technology & remote security to control and ensure project success Executed programs for DHS, Exxon, Hiscox & Fortune 500 companies



Matthew Lambrinos Chief IP Counsel

International Patent Prosecutor with over 15 years of experience and a Ph.D. in Thin Film Technology for Optical & Electronic Devices Managing Partner at FAI Patents, U.S. & European Patent Attorney



Anas Siddiqui Hardware Integration

A PhD in wireless communications, Anas has developed numerous products for mobile enterprise and consumer electronics Lead IoT, SaaS and 4G/LTE solutions at Flex and Nokia Networks



Serena Burton Digital Development

15 years of web and app design, development, go-to-market planning and product launch Managed product development for Rodan+Fields, Livestrong.com, Demand Media and Tastemade



Julia Ramirez Brand & Marketing

Over 20 years of strategic brand design, marketing, PR Leadership and partnership development. Managed campaigns for Amazon, Mitsubishi, Sony Pictures, General Motors, Sketchers and Red Bull

---

Invest in Package, Inc.

Introducing the Future
of Luggage Tracking and Security


package.inc

Package, Inc. is at the forefront of developing an interconnected product ecosystem that revolutionizes the way we live, work, play and travel. Combining real-time logistics, tracking, networking and insurance, Package, Inc. is building the future of shipping, transportation and travel security.

Do You Know Where Your Bags Are?




THE PROBLEM
Over 76,000 Bags
Are Mishandled
Every Day
THAT'S 28 MILLION BAGS PER YEAR!
And 5% of these bags are lost forever!
THIS COSTS AIRLINES & TRAVELERS
Hundreds of Millions of Dollars
EVERY YEAR!
* The ClaimCompass Blog - How Often Does Luggage Get Lost?
* SITA Baggage IT Insights Report 2019

Over 76,000 bags are mishandled by airlines every day, adding up to over 28 million bags per year, 5% of which are lost forever. The cost to airlines and travelers is hundreds of millions of dollars in losses every year and the problem is getting worse. As of 2022, lost baggage claims had grown by over 30% since 2019.

The need for a comprehensive solution is now!

The Solution


THE SOLUTION
luggage.cam
The Most
Advanced
Luggage Tracking
and Security System
MONITOR



Introducing LuggageCam™ - the luggage logistics, tracking and security solution. A wireless tracking and audio-video security system that securely locks onto your luggage handle, turning any travel bag into a smart bag.

More than a dot on a map, LuggageCam™ introduces a new paradigm for baggage tracking by offering both airlines and travelers with a real-time baggage monitoring and on-luggage and mobile alert system for end-to-end security.

Say goodbye to the stress of wondering where your bags are or whether your belongings are secure. Our innovative products and services empower you to effortlessly monitor and protect your luggage in real-time at all times throughout your travels for complete peace-of-mind.

The Products



THE PRODUCTS
package.inc
A comprehensive logistics company developing a range of solutions for businesses and consumers.
smartClip
Wireless Tracking
Audio-video Security
Continuous Location Tracking
Real-time Video Streaming
Sensor Monitoring
Mobile Alerts
Alarm
smartTag
Digital Luggage Tag
On-luggage flight and Travel Itinerary Display
Real-time Tracking
User and Luggage Identification
Mobile Alerts
On-luggage Alerts
smartLock
Smart Zipper Locking System
Combination and TSA Key Lock
Digital Lock
Fingerprint Reader
Tamper Monitoring
Real-time Lock Status Alerts
Lock Alarm



SmartClip™ - At the heart of LuggageCam is the SmartClip, which serves as the central hub for a range of powerful features such as continuous location tracking, real-time video monitoring, security alerts and alarm, all accessible through a user-friendly interface.

SmartTag™ - the digital luggage tag, combines with the SmartClip to offer a dynamic flight and travel itinerary display with real-time on-luggage alerts such as flight status, gate changes, baggage handling instructions, bag and handler identification and more.

SmartLock™ is a wireless zipper locking system and fingerprint reader for your luggage. SmartLock provides physical security for your bag and belongings with real-time mobile alerts whenever your luggage is unlocked, opened or tampered with and an alarm to prevent unauthorized entry.

LuggageCam products are the ultimate travel security solution.

The Applications


THE APPLICATIONS
STREAMLINED TRAVEL
With easier ticketing, security, boarding and baggage claim.
LUGGAGE TRACKING
With real-time video monitoring, location and status alerts.
END-TO-END SECURITY
Always know your luggage is safe, even if you're not paying attention.
ENTER PASSCODE



From check-in to baggage claim, LuggageCam streamlines travel for passengers and airlines with automated baggage check-in, real-time on-luggage flight itinerary, baggage handling and security updates to wireless traveler verification at pick-up. LuggageCam prevents misplaced and stolen luggage.

Featuring continuous location tracking, real-time video streaming, motion, shock and temperature monitoring, mobile alerts and alarm. With the LuggageCam mobile app, luggage tracking and security is now at your fingertips.

The Services


luggage.insure
The luggage insurance service that offers per flight or full trip coverage of your bags and belongings with end-to-end security monitoring.
Luggage & Travel Insurance
End-to-End Coverage
Rapid Claims Processing
Complete Peace-of-Mind
Per Flight or Full Trip Plans
THE SERVICES

Luggage.insure™, the luggage insurance service that offers per flight, round trip and full travel coverage plans with end-to-end security

monitoring and automated claims processing if your luggage is lost, stolen or damaged.

Luggage.insure frees travelers from wasting hours with airline customer service trying to track down misplaced luggage and weeks or months to get reimbursed for lost or stolen luggage while reducing the burden on airlines to pay up to $3,800 per misplaced bag, adding up to tens of millions of dollars in savings for airlines and travelers every year.

The Ecosystem


THE ECOSYSTEM
luggage.cam offers airlines and travelers a luggage logistics, tracking and security solution through its product ecosystem and cloud platform.
Terminal 1
Terminal 1
HARDWARE
Revolutionary products that communicate wirelessly
SOFTWARE
Full tracking interfaces for desktop and mobile devices

The LuggageCam product ecosystem provides a comprehensive solution for both airlines and travelers with an enterprise cloud platform enabling airlines, airports and travel agencies to track, monitor and secure luggage for entire flights, fleets and large groups and a robust consumer app that enables individual travelers and families to track, monitor and secure their bags and belongings in real time at all times throughout their travels.

How it Works


BUY DIRECT OR LEASE luggage.cam
STRAIGHT FROM YOUR AIRLINE
ONE-WAY OR ROUND-TRIP
HOW IT WORKS
1
2
3
4
CHECK-IN
Lease or buy LuggageCam from a kiosk or agent
MONITOR
Know where your luggage is at all times
CLAIM
Quickly find your luggage at the baggage carousel
RETURN
Simply drop your leased LuggageCam at our kiosks

In addition to direct-to-consumer product sales, LuggageCam is introducing a product leasing and revenue sharing program enabling travelers to lease LuggageCam directly from their airline or airport on a one-way or round-trip basis with easy pick-up and drop-off locations and kiosks, while empowering airlines and airports with a $500M+ projected (although not guaranteed) annual revenue opportunity.

We are committed to strategic partnerships with leading airlines, airports and travel providers around the world, making LuggageCam easily accessible to travelers and revolutionizing the travel experience for millions of passengers. Our shared vision is to make travel more convenient, secure and sustainable, ensuring that passengers can embark on their journeys with confidence knowing that their belongings are safe and secure from check-in to baggage claim.

The Competition


THE COMPETITION

	luggage.cam	AIR TAG / TILE MATE	BAGTAG	CUBE	MASTER LOCK LUGGAGE LOCK
UWB/Bluetooth	✓	✓	✗	✓	✓
GPS	✓	✗	✗	✓	✗
Wi-Fi/Cellular	✓	✗	✗	✓	✗
Motion/Tamper Sensors	✓	✗	✗	✗	✗
Temp/Humidity Sensors	✓	✗	✗	✗	✗
Display/Interface	✓	✗	✓	✗	✗
Lights	✓	✗	✗	✓	✓
Alarm	✓	✗	✗	✗	✗
Cameras	✓	✗	✗	✗	✗
Real-time Audio-Video	✓	✗	✗	✗	✗
User/Biometric ID	✓	✗	✗	✗	✓
Lock/Security	✓	✗	✓	✗	✓

LuggageCam represents a true paradigm shift for the travel industry. While existing one-off tracking devices offer little more than a dot on a map with only single person access, LuggageCam is introducing the luggage tracking, monitoring and security system designed for airlines and travelers with on-luggage and mobile flight itinerary and security alerts, real-time video monitoring and end-to-end insurance coverage.

The Market


THE GLOBAL IoT MARKET IS GROWING
AT A STAGGERING 19.7% PER YEAR
THIS IMPLIES OUR SOM GROWS FROM $12.2 BILLION IN 2024 TO $14.1 BILLION IN 2028


THE MARKET
Here is our forecasted annual revenue as a percentage of the SOM:
Global IoT Market
2028 (forecasted)
IoT Hardware
45% of TAM
TAM
$3,725 billion
SAM
$1,676 billion
SOM
$14.1 billion
0.8% of SAM
SERVICEABLE OBTAINABLE MARKETPLACE
In USD
$12.2B
$12.7B
$13.1B
$13.6B
$14.1B
2024
2025
2026
2027
2028
MARKET PENETRATION
% of SOM
0.1%
0.3%
0.7%
1.0%
1.3%
2024
2025
2026
2027
2028

The global Internet of Things (IoT) market is projected to grow from $544 billion in 2022 to an astounding $3.7 trillion dollars by 2030 and the airport baggage handling market segment alone is on track to more than double in size from $6.7 billion in 2020 to over $16 billion by 2030. While the travel insurance market is projected to grow from $13.3 billion in 2021 to $99 billion by 2030 at a CAGR of 25%. Package, Inc. is well positioned not only to benefit from rising tides but to help grow these markets and the entire travel industry.

The Triple Advantage


luggage.cam
THE TRIPLE ADVANTAGE
THE ADVANTAGE

Streamlined Operations | Increased Profitability | Improved Customer Satisfaction

LuggageCam delivers the triple advantage that is essential for businesses: streamlined operations, increased profitability and heightened customer satisfaction by providing real-time luggage logistics, tracking and security, it streamlines baggage handling processes, reducing operational bottlenecks and improving efficiency.

This efficiency translates into increased profitability as operational costs decrease and customer satisfaction rises due to the convenience and peace-of-mind LuggageCam offers. With these advantages, LuggageCam is not just a smart investment but a catalyst for growth and customer loyalty in the travel industry.

Streamlined Operations



STREAMLINED OPERATIONS
THE ADVANTAGE
Improved Labor Efficiency
LuggageCam reduces workloads for staff, freeing them up to better serve customers.
Better Passenger Flow
Passengers using technology at the bag collection stage reported an average satisfaction rate of 8.66 out of 10.
Eliminates Costly Overhead
Eliminate the need for extensive infrastructure to track down delayed or lost bags, leading to significant cost savings.
Seamless IoT Integration
LuggageCam is being built from the ground up to serve airlines, airports and travelers.

By offering real-time luggage tracking and security, LuggageCam enhances the efficiency of baggage handling processes for airlines,

airports and travel providers and reduces workloads for agents, baggage handlers and flight attendants freeing them up to better serve customers.

With LuggageCam, the risk of lost, stolen or mishandled luggage is significantly reduced, minimizing costly delays and logistical challenges while improving customer relations.

Increased Profitibility



INCREASED PROFITABILITY
THE ADVANTAGE
Dramatic Operational Savings
IATA projected that RFID baggage tracking would save the airline industry $5 billion by 2026.
Savings on Lost Luggage Claims
LuggageCam is introducing automated insurance claim processing with Luggage.Insure for end-to-end baggage travel insurance coverage.
Staying on the Leading Edge
LuggageCam can be part of the airline's commitment to digital transformation and stay at the forefront of technological innovation.
High Return on Investment
Airline partner leasing option represents hundreds of millions of dollars in potential new annual revenue for airlines.

LuggageCam not only enhances the travel experience but also significantly contributes to increased profitability for airlines, airports and travel providers. By minimizing the costs associated with lost luggage, operational inefficiencies and compensation claims, it improves the bottom line.

These operational savings combined with the LuggageCam revenue sharing program, represents hundreds of millions of dollars in new annual revenue potential for airlines.

annual revenue potential for airlines.

Customer Satisfaction


CUSTOMER SATISFACTION
THE ADVANTAGE
Happier Travelers Means Less Churn
The trust and reassurance provided by LuggageCam gives passengers peace of mind and encourages repeat business and customer loyalty.
More Referrals & Word-of-Mouth
LuggageCam products and services will increase passengers talking about their positive travel experiences.
Faster Resolution
LuggageCam will speed up the resolution of mishandled luggage leading to less frustration for those affected.
More Customer Data to Improve CX
Real-time tracking helps locate lost assets but also provides valuable data for operational optimization to improve customer experience.

Travelers knowing that their belongings are secure and easily traceable reduces stress and enhances the overall travel experience. As a result, LuggageCam not only meets but exceeds customer expectations leading to happier, more loyal customers who are likely to choose airlines and travel providers that prioritize their peace-of-mind and convenience.

Airline Partner Benefits


AIRLINE PARTNER BENEFITS


THE BENEFITS
ANNUAL REVENUE OPPORTUNITY
DELTA
SOUTHWEST
UNITED
$592m
118m leases
$561m
112m leases
$447m
89m leases
$447m
89m leases
One-Way
$15
Passenger Lease
$5
Airline Share
Round-Trip
$25
Passenger Lease
$10
Airline Share
Note: Revenue opportunity assumes a weighted average airline share of $6.01/trip leg and 55% passenger lease rate.

By participating in the LuggageCam Revenue Sharing Program, airlines can diversify their revenue sources and bolster their bottom line. It offers a win-win situation, as airlines not only provide an innovative and sought-after service to their customers but also generate additional income with minimal upfront cost or added operational complexity.

An average of 55% of airline passengers check bags on each flight (Go Group LLC Baggage Survey), adding up to a total market size of over 400 million LuggageCam leasing and sales transactions per year for the top five U.S. airlines combined representing a new annual revenue sharing opportunity of over $445 million dollars per airline.

The Roadmap


A CLEAR STRATEGY TO STEADILY INTRODUCE
A STRONG PORTFOLIO OF CONSUMER PRODUCTS


THE ROA
PHASE 1
PRODUCT DEVELOPMENT
Focuses on refining the firmware and hardware, creating manufacturing specs, and launching test pilots with airlines and bike companies
PHASE 2
INITIAL PRODUCTS
Launch our initial product offerings LuggageCam and BikeCam with both D2C sales and leasing options with airline and bike companies
PHASE 3
NEW PRODUCTS
We will see the launch of additional product lines further solidifying our position as a worldwide leader in asset tracking, safety and security

The Package, Inc. product portfolio spans shipping, transportation and travel security, with generations of products in the pipeline. Our commitment to a robust portfolio of products is unwavering. We understand that a diversified and innovative product lineup is essential for long-term success in a dynamic market.

The Milestones


THE MILESTONES
SHORT-TERM MILESTONES
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
DESIGN
DEVELOPMENT
TESTING & REFINEMENT
GO-TO-MARKET
UI/UX Design
Electrical Design
Web Design
Back-End/Front-End Dev
Mechanical Hardware Dev
Integration (SW+HW)
SW Testing
HW Testing
Airline Pilot Test (SW+HW)
Software Refinement/Updates
Short-Run Manufacturing Run
Manufacturing
Marketing Launch
SEED FUNDING
MVP COMPLETE
Series A Funding
MANUFACTURING
LAUNCH

Note: future milestones are not guaranteed.

In the short-term Package, Inc. is laser-focused on achieving key

milestones. Having completed comprehensive product, systems, and mobile app design, over the next 18 months we will complete development, manufacturing and market launch of the LuggageCam product ecosystem while building key strategic partnerships and prioritizing customer satisfaction.

Package, Inc. is raising $5M to complete product, platform and mobile app development, testing and market launch including a pilot program with leading U.S. airlines and airports.

The Projections



luggage.cam PROJECTIONS
THE PROJECTIONS
$200,000,000
$150,000,000
$100,000,000
$50,000,000
$0
Year 1
Year 2
Year 3
Year 4
Year 5
The Marketplace
Leased
Retail
5 BILLION
Passengers Per Year
83.6 MILLION
Target Market
27.9 MILLION
Target Market
$12
Revenue Per Leased Unit
$299
Avg. Revenue Per Retail Customer
$1.0 BILLION
Lease SOM
$8.3 BILLION
D2C SOM
$9.3 BILLION
LuggageCam SOM
1%
Share of SOM by Year 5
*Serviceable Obtainable Market (SOM) calculation only includes the hardware market

Note: future projections are not guaranteed.

The Package, Inc. products, applications and insurance services represent hundreds of millions and potentially billions of dollars in future annual recurring revenue from B2B, B2C and B2B2C sales, leasing and subscriptions.

Package, Inc. anticipates expanding its global reach and tapping into new markets as it diversifies its product line. Package, Inc. is poised for sustained success and looks to exceed expectations in the coming years.

The Future



THE package.inc ECOSYSTEM
THE FUTURE OF SHIPPING, TRANSPORTATION & TRAVEL SECURITY
THE FUTURE
package.cam
luggage.cam
bike.cam
investCard
PackageCam™
The package logistics, tracking and security system
LuggageCam™
The luggage logistics, tracking and security system
BikeCam™
The bike and motorcycle safety and security system
InvestCard™
A credit card where customers profit from our company

Package Inc is building a product ecosystem that spans shipping, transportation and travel security and a groundbreaking investment platform that offers investors an extraordinary opportunity to own a stake in an untapped multi-billion-dollar market with huge growth potential.

By embracing the power of connectivity and end-to-end security, we are paving the way for a future where technology seamlessly integrates with our lifestyles, making every aspect of our lives smarter, simpler, safer and more secure. Don't miss out on this opportunity - invest in Package, Inc. today.

The Ask


THE ASK
WE ARE RAISING $5 MILLION
WE ARE RAISING A
$5 million
SAFE ROUND
at a
$17 million
VALUATION CAP
WITH A 20% DISCOUNT
10%
MANUFACTURING
25%
OPERATIONS
10%
MOBILE APP/
PLATFORM
5%
SOFTWARE
5%
MARKETING
45%
FIRMWARE

Package, Inc. is raising a $5 million SAFE round at a $17 million valuation cap with a 20% discount and a reduced valuation cap of $15.3 million with a 20% discount for early bird investors.

LuggageCam is the future of travel security. Early investors stand to benefit from its rapid adoption and the transformative impact it will have on the travel sector and this is only the first stage in our extraordinary journey as we bring real-time security to shipping, transportation and travel.


LuggageCam by PACKAGE INC | The Future of Tr...


Introducing the Future
of Luggage Tracking and Security
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